UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09057244

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 36623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph James Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3993 Ridgemonte Court
(No. and Street)

Rochester	Michigan	48306
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Giordano (248) 371-9990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherman B. Harrington, CPA
(Name – *if individual, state last, first, middle name*)

3805 Cloverlawn Dr.	Ypsilanti	MI	48197
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Joseph Giordano**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Joseph James Financial Services, Inc.**, as of **December 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KEVIN S. GOLDSTEIN
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jan. 13, 2011
Acting in the County of OAKLAND

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH JAMES FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 and DECEMBER 31, 2007

JOSEPH JAMES FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 and DECEMBER 31, 2007

TABLE OF CONTENTS

Independent Auditor's Report	**-2-**
Statements of Financial Condition	**-3-**
Statements of Income	**-4-**
Statements of Changes in Stockholder's Equity	**-5-**
Statements of Changes in Financial Condition	**-6-**
Computation of Net Capital	**-7-**
Reconciliation of Audited and Unaudited Statements	**-8-**
Notes to the Financial Statements	**-9-**

Sherman B. Harrington, CPA
3805 Cloverlawn Dr.
Ypsilanti, MI 48197
Telephone (734) 961-7325
Facsimile (734) 961-7326

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Joseph James Financial Services, Inc.
Rochester Hills, Michigan

I have audited the accompanying statements of financial condition of Joseph James Financial Services as of December 31, 2008 and December 31, 2007 and the related statements of income, changes in stockholder's equity, changes in financial condition, and computation of net capital for the years then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on the financial statements based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination on a test basis of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph James Financial Services, Inc. as of December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Sherman B. Harrington, CPA
Ypsilanti, Michigan
February 12, 2009

JOSEPH JAMES FINANCIAL SERVICES, INC

Statements of Financial Condition

For the years ended December 31, 2008 and December 31, 2007

ASSETS

CURRENT ASSETS:	12/31/2008	12/31/2007
Cash in savings	$5	$0
Cash in money market	11,953	11,681
Accounts receivable	200	567
Total current assets	$12,158	$12,248
TOTAL ASSETS	$12,158	$12,248

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	12/31/2008	12/31/2007
Accounts payable	$180	$1,108
Total current liabilities	$180	$1,108
STOCKHOLDER'S EQUITY:		
Common stock (par value $1.00)		
Authorized shares - 50,000		
Outstanding shares - 7,900	$7,900	$7,900
Retained earnings	4,078	3,240
Total stockholder's equity	$11,978	$11,140
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$12,158	$12,248

JOSEPH JAMES FINANCIAL SERVICES, INC

Statements of Income

For the years ended December 31, 2008 and December 31, 2007

	12/31/2008	12/31/2007
REVENUE:		
Commissions	$143,075	$206,187
Miscellaneous	272	582
Total revenue	$143,347	$206,769
DIRECT EXPENSES:		
Wages	$70,000	$70,000
Commissions	4,195	10,390
Total direct expenses	$74,195	$80,390
GROSS PROFIT:	$69,152	$126,379
OPERATING EXPENSES:		
Regulatory fees, taxes and expenses:	$4,129	$4,929
Payroll taxes	5,411	5,654
Other expense	12,070	20,662
Total operating expenses	$21,610	$31,245
NET INCOME (LOSS)	$47,542	$95,134

JOSEPH JAMES FINANCIAL SERVICES, INC

Statements of Changes in Stockholder's Equity

For the years ended December 31, 2008 and December 31, 2007

	2007	2006
Retained earnings- January 1,	$3,240	$3,692
Net Income (Loss)	47,542	95,134
Subtotal	$50,782	$98,826
Less: Dividends paid	(46,704)	(95,586)
Retained earnings- December 31,	$4,078	$3,240

JOSEPH JAMES FINANCIAL SERVICES, INC

Statements of Changes in Financial Condition

For the years ended December 31, 2008 and December 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES:	12/31/2008	12/31/2007
Net Income (Loss)	$47,542	$95,134
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Accounts receivable	367	7,350
Accounts payable and accrued epenses	(928)	(6,316)
Total adjustments	($561)	$1,034
Net cash provided by operating activities	$46,981	$96,168
CASH FLOW USED IN INVESTING ACTIVITIES:		
Net cash provided by operating activities	$0	$0
CASH FLOW USED IN FINANCING ACTIVITIES:		
Dividends paid	($46,704)	($95,586)
Net cash (used) by financing activities	($46,704)	($95,586)
NET INCREASE (DECREASE) IN CASH	277	582
Cash- Beginning of Year	11,681	11,099
Cash- End of Year	$11,958	$11,681

JOSEPH JAMES FINANCIAL SERVICES, INC

Computation of Net Capital

For the years ended December 31, 2008 and December 31, 2007

	12/31/2008	12/31/2007
TOTAL ASSETS	$12,158	$12,248
Deduction from and/or charges to equity		
Non-allowable liabilities	(180)	(1,108)
Less:		
Deduction for haircuts on securities-		
Money Market Savings	(239)	(234)
NET CAPITAL PURSUANT TO RULE 15c3-1	$11,739	$10,906

JOSEPH JAMES FINANCIAL SERVICES, INC

Reconciliation of Audited and Unaudited Statements

For the years ended December 31, 2008 and December 31, 2007

	12/31/2008	12/31/2007
Total assets reported on focus report, Part II a, Form X-17A-5	$12,158	$12,248
Audit Adjustments:	None	None
Total Assets per Audited Statement	$12,158	$12,248
Total Liabilities reported on focus report, Part II a, Form X-17A-5	$180	$1,108
Audit Adjustments:	None	None
Total Liabilities per Audited Statement	$180	$1,108

JOSEPH JAMES FINANCIAL SERVICES, INC.
(A Michigan Corporation)
Notes to the Financial Statements
For the years ended December 31, 2008 and December 31, 2007

Note 1: Summary of Significant Accounting Policies

Business entity:
Joseph James Financial Services, Inc. is a Michigan corporation incorporated on August 26, 1986. It operates as an independent broker dealer investment advisor.

Method of Accounting:
Joseph James Financial Services Inc. records revenue and expense using the accrual method of accounting.

Accounts Receivable:
Accounts receivable from sponsoring organizations are recognized when the related security is sold. The Company does not handle customer funds. All sales of securities are made payable to the sponsoring organization. The Company uses the allowance method to account for the net realizable value of accounts receivable. No allowance for bad debts was considered necessary at either December 31, 2008 or December 31, 2007.

Federal Income Tax:
In 2006 the corporation's shareholder elected under the applicable provisions of the Internal Revenue Code to be taxed under the Subchapter S Corporation rules. Under such provisions the company generally does not incur a Federal income tax liability. Instead, net income or loss is included in computing the taxes of the sole individual shareholder. Accordingly, no provision for federal or state income taxes is provided in these financial statements.

Fees Payable:
The company accrues commissions payable to the sales representatives when the related accounts receivable is realized at the time the related security is sold. Payment of the fees is made upon collection of the related receivable. As of the balance sheet date, the Company was current with the payment of all related fees payable.

Note 2: Required Statements:
The following list of statements and schedules are not required of Joseph James Financial Services, Inc. due to the various exceptions under the applicable rules:

- Statement of Changes in Liabilities Subordinated to claims of creditors.
- Computation of Determination of Reserve Requirements under Rule 15c3-3.
- Information relating to the Possession or Control Requirements under Rule 15c3-3.
- A reconciliation, including an appropriate explanation of the Computation of Net Capital under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- A copy of the SIPC supplemental Report.

Sherman B. Harrington, CPA
3805 Cloverlawn Dr.
Ypsilanti, MI 48197
Telephone (734) 961-7325
Facsimile (734) 961-7326

Board of Directors
Joseph James Financial Services, Inc.
3993 Ridgemont Ct.
Rochester, MI 48306

I have examined the financial statements of Joseph James Financial Services, Inc. for the years ended December 31, 2008 and December 31, 2007, and have issued my report dated February 12, 2009. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, and the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness for determining compliance with the exemptive provisions of Rule 15c3-3.

I did not review the practices and procedures followed by the Company in (1) making the quarterly securities examination, counts, verifications, and comparisons and the recordation of differences required under Rule 17a-12, or (2) complying with the requirements for prompt payment for securities for Section 4c of Regulation T of the Board of Governors of the Federal Reserve Board, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Rule 17a-5 states that the scope for the study and evaluations should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of examination would be disclosed and, with respect to Rule 15c3-3, should provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that Rule. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements; to assist the auditor in planning and performing his examination of financial statements; and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss form unauthorized use of disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the evaluation of these actions necessarily requires estimates and judgments by management. However, for the purpose of this report under SEC Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost-benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most

control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with accounting control to future periods is subject to the risk that the procedure may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

My examination of the financial statements made in accordance with generally accepted auditing standards, including the study and evaluation of the Company's system of internal accounting control for the period ending December 31, 2008, tat was made for the purposes set forth in the first paragraph of this report would not necessarily disclose all weakness in the system because it was based on selective tests of accounting records and related data. However such study and evaluation disclosed no conditions which I believe to be material weaknesses.

Sherman B. Harrington CPA

Sherman B. Harrington, CPA
February 12, 2009

END